Citigroup Inc.	September 24, 2013 Medium-Term Senior Notes, Series H Pricing Supplement No. 2013-CMTNH0166 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-172562
Fixed to Floating Rate Notes Linked to the Consumer Price Index due September 27, 2020
From and including the original issue date to but excluding September 27, 2015, the notes will bear interest during each monthly interest period at a fixed rate per annum equal to 3.00%. From and including September 27, 2015 to but excluding the maturity date, the notes will bear interest during each monthly interest period at a variable rate per annum equal to the lagging year-over-year percentage change in the Consumer Price Index (“CPI,” as described below under “Key Terms—CPI percent change”) plus a spread of 0.60%, subject to a minimum interest rate of 0.60% for any monthly interest period.  Because the CPI is one measure of price inflation in the United States, the monthly interest payments you receive after the first two years of the term of the notes will depend on U.S. inflation levels, as measured by the CPI. The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg Page “CPURNSA” (or any successor page).
The notes are senior unsecured debt obligations of Citigroup Inc. All payments due on the notes are subject to the credit risk of Citigroup Inc.
It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus in connection with your investment in the notes. The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.
KEY TERMS
Issuer:	Citigroup Inc.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate stated principal amount:	$480,000
Pricing date:	September 24, 2013
Original issue date:	September 27, 2013
Maturity date:
September 27, 2020. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.

Principal due at maturity:	Full principal amount due at maturity
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:
From and including the original issue date to but excluding September 27, 2015:
•      3.00%
From and including September 27, 2015 to but excluding the maturity date:
•      For each monthly interest period, the CPI percent change determined for that interest period plus 0.60%, subject to a minimum interest rate of 0.60% for any interest period

CPI or Consumer Price Index:
The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page).  See “Determination of the Level of the Consumer Price Index” in this pricing supplement for more information.

CPI percent change:	(final CPI level – initial CPI level) / initial CPI level
Initial CPI level:	For each monthly interest period, the CPI level for the calendar month that is fifteen calendar months prior to the month of the relevant interest payment date
Final CPI level:	For each monthly interest period, the CPI level for the calendar month that is three calendar months prior to the month of the relevant interest payment date
Interest period:
The one-month period from the original issue date to but excluding the immediately following interest payment date, and each successive one-month period from and including an interest payment date to but excluding the next interest payment date

Interest payment dates:	The 27th day of each month, beginning on October 27, 2013 and ending on the maturity date.
Day count convention:	30/360 Unadjusted
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
CUSIP:	1730T0VC0
ISIN:	US1730T0VC07
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(2)	Proceeds to issuer(2)
Per note:	$1,000.00	$12.50	$987.50
Total:	$480,000	$6,000	$474,000
(1) On the date of this pricing supplement, the estimated value of the notes is $987.00 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.
(2) For more information on the distribution of the notes, see “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional fixed-rate debt securities. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, each of which can be accessed via the hyperlink below, in connection with your investment in the notes.

Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.
Fixed to Floating Rate Notes Linked to the Consumer Price Index due September 27, 2020

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

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The amount of interest payable on the notes will vary and may be equal to the minimum interest rate. The notes differ from conventional fixed-rate debt securities in that the interest payable on the notes will vary after the first two years of the term of the notes based on the lagging year-over-year percentage change in the CPI, which we refer to as the CPI percent change (as defined above in “Key Terms—CPI percent change”). From and including September 27, 2015 to but excluding the maturity date, the notes will bear interest during each monthly interest period at a per annum rate equal to the CPI percent change determined for that interest period plus 0.60%, subject to a minimum interest rate of 0.60% per annum for any interest period. If the CPI percent change for any interest period after the first two years of the term of the notes is less than or equal to 0.00%, the interest on your notes for the applicable period will be equal to the minimum interest rate. The per annum interest rate determined for each monthly interest period is applicable only to the one-month period preceding the relevant interest payment date; interest payments for any other monthly interest period will vary.

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Variations in the interest rate on the notes from one month to the next may be significant. The interest rate applicable to any monthly interest period after the first two years of the term of the notes will be based on the percentage change in the level of the CPI measured over the one-year period ending three months prior to the interest payment date for that interest period. This method of measuring the CPI percent change may be more volatile than alternative methods that could have been used, such as a comparison of the average level of the CPI in one year to the average level of the CPI in another year. Moreover, unlike the measure of inflation used by the Federal Reserve in setting monetary policy, the CPI includes particularly volatile elements such as food and energy items. If the prices of these items fluctuate dramatically year-over-year, they may also cause the CPI to experience significant fluctuations. For example, if the price of gasoline falls dramatically from one July to the next, the level of the CPI may similarly decline.

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The yield on the notes may be lower than the yield on a standard debt security of comparable maturity. During the first two years of the term of the notes, the notes will bear interest at a fixed rate per annum equal to 3.00%.  From and including September 27, 2015 to but excluding the maturity date, the interest rate on the notes will vary depending on changes in the level of the CPI and may be as low as 0.60% per annum for any interest period. Accordingly, the rate applicable to any interest period may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Inc. of comparable maturity. The Federal Reserve currently targets an inflation rate of 2.00% per year, as measured by “core” inflation measures (excluding items that tend to fluctuate often or dramatically, such as food and energy items). You should understand that if the Federal Reserve is successful in reaching and maintaining a stable target rate, and if changes in the level of the CPI correspond to this target rate, the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Inc. of comparable maturity.

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The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the CPI, interest and yield rates in the market generally, as well as the volatility of those rates, the time remaining to maturity of the notes, fluctuations in the prices of various consumer goods, services and energy resources, inflation and expectations concerning inflation in the United States, a variety of economic, financial, political, regulatory or judicial events affecting the CPI, inflation in the United States, the U.S. economy or debt markets generally, the time remaining to maturity and our creditworthiness, as reflected in our secondary market rate. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

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Many factors, including United States monetary policy, may influence U.S. inflation rates, and could materially and adversely affect the value of the notes. The Federal Reserve uses the tools of monetary policy, including conducting open market operations, imposing reserve requirements, permitting depository institutions to hold contractual clearing balances and extending credit through its discount window facility, to alter the federal funds rate, which in turn affects the U.S. money supply, interest rates and rates of inflation. One way that the Federal Reserve might foster price stability and reduce inflation is to raise the target federal funds rate. If the Federal Reserve employs monetary policy to reduce inflation, the level of the CPI may decrease or experience a lower rate of change, which would adversely affect the amount of one or more interest payments to you after the first two years of the term of the notes.

Although we expect U.S. monetary policy to influence the rate of inflation and, accordingly, the level of the CPI, inflation is influenced by a number of unpredictable factors and there can be no assurance that the Federal Reserve’s policies or actions will be effective. For example, in 2009, despite multiple measures taken by the Federal Reserve to provide liquidity to the economy, inflation rates remained extremely low. Other factors that influence interest rates or inflation rates generally may include sentiment regarding underlying strength in the U.S., European and global economies, expectations regarding the level of price inflation, sentiment regarding credit quality in U.S., European and global credit markets, supply and demand of various consumer goods, services and energy resources and the performance of capital markets generally.

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The CPI percent change may not reflect the actual levels of inflation affecting holders of the notes. The CPI is just one measure of price inflation in the United States and, therefore, may not reflect the actual levels of inflation affecting holders of the

September 2013	PS-2

Citigroup Inc.
Fixed to Floating Rate Notes Linked to the Consumer Price Index due September 27, 2020

notes. Further, your per annum interest rate for each monthly period is fixed for the first two years of the term of the notes and, for the remainder of the term of the notes, is based on the lagging year-over-year percentage change in the level of the CPI for the one-year period ending three months prior to the relevant interest payment date. Accordingly, an investment in the notes should not be expected to fully offset any costs of inflation actually experienced by investors during the term of the notes.

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The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Inc. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the value of the notes.

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The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which CGMI may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the hedging activity even if the value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by CGMI, as a result of dealer discounts, mark-ups or other transaction costs.

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You will be entitled to receive the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. Because the value of the notes may fluctuate, if you are able to sell your notes in the secondary market prior to maturity, you may receive less than the principal amount of the notes.

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The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity.  Accordingly, an investor must be prepared to hold the notes until maturity.

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The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (1) the selling concessions paid in connection with the offering of the notes, (2) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (3) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

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The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the level and volatility of the CPI, interest and yield rates in the market generally, the volatility of those rates and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

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The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than the market rate implied by traded instruments referencing our debt obligations in the secondary market for those debt obligations, which we refer to as our secondary market rate. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt notes, and our liquidity needs and preferences. Our internal funding rate is not the same as the rate at which interest is payable on the notes.

September 2013	PS-3

Citigroup Inc.
Fixed to Floating Rate Notes Linked to the Consumer Price Index due September 27, 2020

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The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

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Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

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An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of seven years. By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise, because the interest rate applicable to your notes during a particular interest period may be less than the amount of interest you could earn on other investments available at such time. If you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

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The CPI itself and the way the CPI is calculated may change in the future and could adversely affect the value of the notes. The CPI is calculated and published by the Bureau of Labor Statistics of the U.S. Labor Department (the “BLS”). The BLS may change the method by which it calculates the CPI. Changes in the way the CPI is calculated could reduce the level of the CPI, which could reduce the amount of one or more interest payments to you after the first two years of the term of the notes and, accordingly, the value of your notes. Further, if the CPI is discontinued or substantially altered, the calculation agent may have the sole discretion to substitute a successor index that is comparable to the CPI, which may also adversely affect the amount of one or more interest payments to you after the first two years of the term of the notes and the value of your notes.

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You will have no rights against the publishers of the CPI. You will have no rights against the BLS, the publisher of the CPI, even though the amount you receive on each interest payment date after the first two years of the term of the notes will depend upon the level of the CPI. The BLS is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

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The historical performance of the CPI is not an indication of its future performance. The historical levels of the CPI, which are included in this pricing supplement, should not be taken as an indication of the future levels of the CPI during the term of the notes. Changes in the level of the CPI will affect the value of the notes, but it is impossible to predict whether the level of the CPI will rise or fall.

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The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citigroup Financial Products, Inc., the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Financial Products, Inc. will determine, among other things, each initial CPI level and each final CPI level and will calculate the related CPI percent change, interest rate and payment to you on each interest payment date. Any of these determinations or calculations made by Citigroup Financial Products, Inc. in its capacity as calculation agent, including with respect to the calculation of the level of the CPI in the event of the unavailability of the level of the CPI, may adversely affect the amount of one or more interest payments to you.

September 2013	PS-4

Citigroup Inc.
Fixed to Floating Rate Notes Linked to the Consumer Price Index due September 27, 2020

General Information
U.S. federal income tax considerations:
In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion assumes this treatment is respected.  If you are a U.S. Holder, you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.  The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes as determined under the projected payment schedule.

We have determined that the comparable yield for a Note is a rate of 3.302%, compounded monthly, and that the projected payment schedule with respect to a Note consists of the following payments:

October 27, 2013	$2.500	July 27, 2015	$2.500	April 27, 2017	$2.731	January 27, 2019	$3.095
November 27, 2013	$2.500	August 27, 2015	$2.500	May 27, 2017	$2.741	February 27, 2019	$3.097
December 27, 2013	$2.500	September 27, 2015	$2.500	June 27, 2017	$2.752	March 27, 2019	$3.098
January 27, 2014	$2.500	October 27, 2015	$2.332	July 27, 2017	$2.762	April 27, 2019	$3.100
February 27, 2014	$2.500	November 27, 2015	$2.360	August 27, 2017	$2.772	May 27, 2019	$3.102
March 27, 2014	$2.500	December 27, 2015	$2.389	September 27, 2017	$2.782	June 27, 2019	$3.104
April 27, 2014	$2.500	January 27, 2016	$2.417	October 27, 2017	$2.792	July 27, 2019	$3.106
May 27, 2014	$2.500	February 27, 2016	$2.445	November 27, 2017	$2.817	August 27, 2019	$3.108
June 27, 2014	$2.500	March 27, 2016	$2.473	December 27, 2017	$2.841	September 27, 2019	$3.110
July 27, 2014	$2.500	April 27, 2016	$2.501	January 27, 2018	$2.866	October 27, 2019	$3.112
August 27, 2014	$2.500	May 27, 2016	$2.530	February 27, 2018	$2.891	November 27, 2019	$3.117
September 27, 2014	$2.500	June 27, 2016	$2.558	March 27, 2018	$2.916	December 27, 2019	$3.122
October 27, 2014	$2.500	July 27, 2016	$2.586	April 27, 2018	$2.940	January 27, 2020	$3.127
November 27, 2014	$2.500	August 27, 2016	$2.614	May 27, 2018	$2.965	February 27, 2020	$3.132
December 27, 2014	$2.500	September 27, 2016	$2.643	June 27, 2018	$2.990	March 27, 2020	$3.137
January 27, 2015	$2.500	October 27, 2016	$2.671	July 27, 2018	$3.015	April 27, 2020	$3.142
February 27, 2015	$2.500	November 27, 2016	$2.681	August 27, 2018	$3.039	May 27, 2020	$3.147
March 27, 2015	$2.500	December 27, 2016	$2.691	September 27, 2018	$3.064	June 27, 2020	$3.152
April 27, 2015	$2.500	January 27, 2017	$2.701	October 27, 2018	$3.089	July 27, 2020	$3.157
May 27, 2015	$2.500	February 27, 2017	$2.711	November 27, 2018	$3.091	August 27, 2020	$3.162
June 27, 2015	$2.500	March 27, 2017	$2.721	December 27, 2018	$3.093	September 27, 2020	$1,003.167

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

September 2013	PS-5

Citigroup Inc.
Fixed to Floating Rate Notes Linked to the Consumer Price Index due September 27, 2020

Any gain you recognize upon the sale, exchange or retirement of the notes generally will be treated as ordinary income.

If you are a Non-U.S. Holder of notes, you generally will not be subject to U.S. federal withholding or income tax in respect of amounts paid to you on the notes provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.  See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement.  The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as trustee under an indenture dated March 15, 1987, as amended) will serve as trustee for the notes.
Use of proceeds and hedging:
The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates will likely continue to involve trading in one or more instruments, such as options, swaps and/or futures, and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Inc.’s affiliate, CGMI, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:
Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.

Fees and selling concessions:
CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $12.50 for each note sold in this offering. Certain selected dealers, including Morgan Stanley Smith Barney LLC, and their financial advisors will collectively receive from CGMI a fixed selling concession of $12.50 for each $1,000 note they sell.

Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

Supplemental information regarding plan of distribution; conflicts of interest:
The terms and conditions set forth in the Global Selling Agency Agreement dated December 20, 2012 among Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

CGMI, acting as principal, has agreed to purchase from Citigroup Inc., and Citigroup Inc. has agreed to sell to CGMI, $480,000 aggregate stated principal amount of the notes (480 notes) for $987.50 per note. CGMI proposes to offer the notes to certain dealers, including Morgan Stanley Smith Barney LLC, at $1,000 per note less a selling concession as described under “—Fees and selling concessions” above.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Inc. has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the

September 2013	PS-6

Citigroup Inc.
Fixed to Floating Rate Notes Linked to the Consumer Price Index due September 27, 2020

sections “Risk Factors—The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices,” and “—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of Citigroup Inc. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Certain Additional Selling Restrictions

Chile

The notes are being offered as of the date hereof solely to Qualified Investors (Inversionistas Calificados) pursuant to the private placement exemption provided by General Rule No. 306 of the Superintendencia de Valores Y Seguros (the “SVS”). The offering of the notes has not been and will not be registered with the Chilean Securities Registry or the Registry of Foreign Securities of the SVS and, therefore, the notes are not subject to oversight by the SVS and may not be sold publicly in Chile. The issuer of the notes is not obligated to make information available publicly in Chile regarding the notes.

Peru

The information contained in this pricing supplement has not been reviewed by the Superintendencia del Mercado de Valores (Peruvian Securities Market Superintendency or SMV; formerly, the Comisión Nacional Supervisora de Empresas y Valores or CONASEV). Neither the Regulations for Initial Offers and Sale of Securities (CONASEV Resolution 141-98-EF/94.10) nor the obligations regarding the information applicable to securities registered with the Registro Público del Mercado de Valores (Peruvian Stock Market Public Registry) apply to this private offering.

Uruguay

In Uruguay, the notes are being placed relying on a private placement (“oferta privada”) pursuant to section 2 of law 18.627, as amended. The notes are not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

Calculation agent:
Citigroup Financial Products, Inc., an affiliate of Citigroup Inc., will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Inc. and the holders of the notes. Citigroup Financial Products, Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

Paying agent:	Citibank, N.A. will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for The Depository Trust Company (“DTC”).
Contact:	Clients may contact their local brokerage representative.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the front page of this pricing supplement, in connection with your investment in the notes.

September 2013	PS-7

Citigroup Inc.
Fixed to Floating Rate Notes Linked to the Consumer Price Index due September 27, 2020

How Interest Payments on the Notes Work

From and including the original issue date to but excluding September 27, 2015, the notes will bear interest during each monthly interest period at a fixed rate per annum equal to 3.00%. From and including September 27, 2015 to but excluding the maturity date, the notes will bear interest during each monthly interest period at a per annum rate equal to the CPI percent change determined for that interest period plus 0.60%, subject to a minimum interest rate of 0.60% for any interest period.

The CPI percent change applicable to any monthly interest period after the first two years of the term of the notes will be the percentage change in the level of the CPI measured over the one-year period ending three months prior to the interest payment date for that interest period. For example, the interest payment that you will receive on October 27, 2015, the first scheduled interest payment date after the first two years of the term of the notes, will depend on the year-over-year percentage change in the level of the CPI from July 2014 to July 2015.

Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date. If a scheduled interest payment date is not a business day, interest will be paid on the next succeeding business day, unless that day falls in the next calendar month, in which case interest will be paid on the first preceding business day, in each case with the same force and effect as if it has been paid on the scheduled interest payment date. No additional interest will accrue as a result of delayed payment.

The following table sets forth hypothetical per annum interest rates that would be applicable after the first two years of the term of the notes based on various levels of the CPI, assuming a hypothetical initial CPI level of 233.877. The hypothetical CPI percent changes and the hypothetical per annum interest rates have been rounded for ease of analysis.

Hypothetical Final CPI Level	Hypothetical CPI Percent Change(1)	Hypothetical Per Annum Interest Rate(2)
226.861	-3.00%	0.60%
229.199	-2.00%	0.60%
231.538	-1.00%	0.60%
233.877	0.00%	0.60%
236.216	1.00%	1.60%
238.555	2.00%	2.60%
240.893	3.00%	3.60%
243.232	4.00%	4.60%
245.571	5.00%	5.60%
247.910	6.00%	6.60%
250.248	7.00%	7.60%
252.587	8.00%	8.60%
_______________________________
(1) Hypothetical CPI percent change = The percentage change in the level of the CPI measured over the one-year period ending three months prior to the interest payment date for that interest period.

(2) Hypothetical per annum interest rate = the hypothetical CPI percent change determined for that interest period plus 0.60%, subject to a minimum of 0.60% for any interest period.

September 2013	PS-8

Citigroup Inc.
Fixed to Floating Rate Notes Linked to the Consumer Price Index due September 27, 2020

Determination of the Level of the Consumer Price Index

The CPI refers to the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page) or any successor index as described below. The U.S. Bureau of Labor Statistics (“BLS”), an agency within the United States Department of Labor, publishes CPI data monthly.

If the CPI for any relevant month is not published on Bloomberg page “CPURNSA” (or any successor page) by 3:00 p.m. New York City time on the fifth business day preceding the relevant interest payment date (the “interest determination date”), but has otherwise been reported by the BLS, then the calculation agent will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with Citigroup Inc., appears to accurately set forth the CPI as reported by the BLS.

To determine each initial CPI level and each final CPI level, the calculation agent will use the most recently available level of the CPI, determined as described above, on the relevant interest determination date, even if such level has been adjusted from a previously reported level for the relevant month. However, if an initial CPI level or final CPI level used by the calculation agent on any interest determination date to determine the applicable interest rate for the related interest period is subsequently revised by the BLS, the interest rate determined on such interest determination date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or is substantially altered, as determined in the sole discretion of the calculation agent, the level of the CPI will be determined by reference to (a) the substitute index chosen by the Secretary of the Treasury for the United States Department of the Treasury’s Inflation-Protected Securities, as described in Appendix B, Section I, Paragraph B.4 of Part IV of 69 Federal Register, No. 144 (July 28, 2004), or (b) if no such index is chosen, the successor index chosen by the calculation agent, in its sole discretion, acting in good faith and using its reasonable judgment. If the calculation agent determines at that time, in its sole discretion, that there is no appropriate successor index, or that the level of the CPI is not available for any other reason, the calculation agent will determine the level of the CPI by a computation methodology that the calculation agent determines will replicate the CPI as closely as reasonably possible under the circumstances.

Upon any selection of a successor index by the calculation agent, the calculation agent will cause notice to be furnished to us and to the trustee, who will provide notice of such selection to the registered holders of the notes.

September 2013	PS-9

Citigroup Inc.
Fixed to Floating Rate Notes Linked to the Consumer Price Index due September 27, 2020

Description of the Consumer Price Index

Unless otherwise stated, we have derived all information regarding the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers provided in this pricing supplement, including its composition and method of calculation, from publicly available sources. Such information reflects the policies of, and is subject to change by, the BLS. The BLS is under no obligation to continue to produce, and may discontinue or suspend the production of, the CPI at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the CPI.

The BLS began calculating and publishing the CPI in January 1978 and publishes CPI data every month. The CPI level for any particular month is published during the following month. The CPI is a measure of the average change in the prices of consumer goods and services, representing the buying habits of the residents of urban or metropolitan areas in the United States.

The CPI market basket is created from detailed expenditure information provided by families and individuals on what they actually bought during certain periods of time. The current CPI uses information collected from the Consumer Expenditure Survey during 2009 and 2010. For each of those years, approximately 7,000 families in the United States provided information on their expenditures in quarterly interviews. For information on frequently purchased items, such as food and personal care products, another 7,000 families kept diaries listing everything they purchased during a two-week period. The eight major groups of goods and services included in the CPI basket are food and beverages, housing, apparel, transportation, medical care, recreation, education and communication and other goods and services. The CPI excludes taxes that are not directly associated with the purchase of consumer goods and services, as well as investment items.

To assess market prices for the goods and services included in the CPI market basket, the BLS data collectors visit or call thousands of retail stores, service establishments, rental units and doctors’ offices to obtain price information on thousands of items each month. During each visit or call, the data collectors gather price information on a good or service that was specifically defined during an earlier visit. If that item is still available, the data collector records the price. If that item is no longer available or there have been changes to its quality or quantity since the last time prices were collected, the data collector selects a new item or records the quality change relating to the current item. The recorded price information is then sent to the BLS where commodity specialists, who have detailed knowledge of the particular goods or services priced, review the data for accuracy and consistency and seek, through complex adjustments based on statistical analysis, to prevent changes in the quality of items from affecting the CPI’s measurement of price change.

Price changes for the goods or services included in the CPI market basket are averaged together with weights that represent their importance in the spending of urban households in the United States. The BLS periodically updates the goods and services included in the CPI market basket, as well as the weights assigned to the various items, to account for changes in broader consumer spending patterns.

Any changes in the prices of the goods or services included in the CPI market basket is then compared to a reference base, which is the average index level (representing the average price level) for the 36-month period covering the years 1982, 1983 and 1984 and which is set at 100. A positive index level change of 1 signifies a 1% increase in prices since the reference period, while a negative index level change of 1 signifies a 1% decrease in prices since the reference period.

After the first two years of the term of the notes, the notes are linked to the non-seasonally adjusted CPI. Consequently, there is no elimination of the effect of changes that tend to occur at the same time and with approximately the same magnitude each year (e.g., those changes relating to holidays or climate patterns).

The notes represent obligations of Citigroup Inc. only. The notes have not been passed on by BLS. The notes are not sponsored, endorsed, sold or promoted by BLS and BLS makes no warranties and bears no liability with respect to the notes.

September 2013	PS-10

Citigroup Inc.
Fixed to Floating Rate Notes Linked to the Consumer Price Index due September 27, 2020

Historical Information on the Consumer Price Index

The following table sets forth the published levels of the CPI as reported by the BLS for the period from January 2008 through August 2013. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical levels of the CPI should not be taken as an indication of future levels, and no assurance can be given as to the level of the CPI for any relevant month.

Historical Levels of the CPI
Month	2008	2009	2010	2011	2012	2013
January	211.080	211.143	216.687	220.223	226.665	230.280
February	211.693	212.193	216.741	221.309	227.663	232.166
March	213.528	212.709	217.631	223.467	229.392	232.773
April	214.823	213.240	218.009	224.906	230.085	232.531
May	216.632	213.856	218.178	225.964	229.815	232.945
June	218.815	215.693	217.965	225.722	229.478	233.504
July	219.964	215.351	218.011	225.922	229.104	233.596
August	219.086	215.834	218.312	226.545	230.379	233.877
September	218.783	215.969	218.439	226.889	231.407	n/a
October	216.573	216.177	218.711	226.421	231.317	n/a
November	212.425	216.330	218.803	226.230	230.221	n/a
December	210.228	215.949	219.179	225.672	229.601	n/a

The following table sets forth the year-over-year percentage change in the level of the CPI given the historical levels reported above. The historical figures below should not be taken as an indication of any future value of the CPI percent change that would apply during the term of the notes.

Historical Year-Over-Year Percentage Change in the Level of the CPI
Month	2008	2009	2010	2011	2012	2013
January	4.28%	0.03%	2.63%	1.63%	2.93%	1.60%
February	4.03%	0.24%	2.14%	2.11%	2.87%	1.98%
March	3.98%	-0.38%	2.31%	2.68%	2.65%	1.47%
April	3.94%	-0.74%	2.24%	3.16%	2.30%	1.06%
May	4.18%	-1.28%	2.02%	3.57%	1.70%	1.36%
June	5.02%	-1.43%	1.05%	3.56%	1.66%	1.75%
July	5.60%	-2.10%	1.24%	3.63%	1.41%	1.96%
August	5.37%	-1.48%	1.15%	3.77%	1.69%	1.52%
September	4.94%	-1.29%	1.14%	3.87%	1.99%	n/a
October	3.66%	-0.18%	1.17%	3.53%	2.16%	n/a
November	1.07%	1.84%	1.14%	3.39%	1.76%	n/a
December	0.09%	2.72%	1.50%	2.96%	1.74%	n/a

The following graph shows the published levels of the CPI as reported by the BLS for the period from January 2008 through August 2013. Past movements of the CPI are not indicative of future CPI levels. Changes in the CPI will affect the value of the notes and the interest payments you receive after the first two years of the term of the notes but it is impossible to predict whether the CPI will rise or fall.

September 2013	PS-11

Citigroup Inc.
Fixed to Floating Rate Notes Linked to the Consumer Price Index due September 27, 2020

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately four months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the four-month temporary adjustment period.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes will be valid and binding obligations of Citigroup Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinion set forth below of Michael J. Tarpley, Associate General Counsel–Capital Markets of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated January 17, 2013, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on January 17, 2013, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of the trustee and that none of the terms of the notes nor the issuance and delivery of the notes, nor the compliance by Citigroup Inc. with the terms of the notes, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Inc. or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Inc.

In the opinion of Michael J. Tarpley, Associate General Counsel–Capital Markets of Citigroup Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed, and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Inc., and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Michael J. Tarpley, or other internal attorneys with whom he has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to his satisfaction, of such corporate records of Citigroup Inc., certificates or documents as he has deemed appropriate as a basis for the opinions expressed above. In such examination, he or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to him or such persons as originals, the conformity to original documents of all documents submitted to him or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

© 2013 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

September 2013	PS-12

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Inc.

Medium-Term Senior Notes,

Series H

Non-Callable Fixed to Floating Rate Notes Linked to the Consumer Price Index

due September 27, 2020

($1,000 Stated Principal Amount per Note)

Pricing Supplement

September 24, 2013

(Including the Prospectus Supplement dated December 20, 2012 and the Prospectus dated May 12, 2011)

TABLE OF CONTENTS
Page
Pricing Supplement
Key Terms	PS-1
Risk Factors	PS-2
General Information	PS-5
How Interest Payments on the Notes Work	PS-8
Determination of the Level of the Consumer Price Index	PS-9
Description of the Consumer Price Index	PS-10
Historical Information on the Consumer Price Index	PS-11
Additional Information	PS-12
Valuation of the Notes	PS-12
Validity of the Notes	PS-12
Prospectus Supplement
Risk Factors	S-1
Important Currency Information	S-3
Forward-Looking Statements	S-4
Description of the Notes	S-5
United States Federal Tax Considerations	S-22
Plan of Distribution; Conflicts of Interest	S-31
Benefit Plan Investor Considerations	S-35
Legal Matters	S-37
Prospectus
Prospectus Summary	1
Forward-Looking Statements	7
Citigroup Inc.	7
Use of Proceeds and Hedging	7
European Monetary Union	9
Description of Debt Securities	9
United States Tax Documentation Requirements	33
United States Federal Income Tax Considerations	34
Currency Conversions and Foreign Exchange Risks Affecting Debt Securities Denominated in a Foreign Currency	41
Description of Common Stock Warrants	43
Description of Index Warrants	44
Description of Capital Stock	47
Description of Preferred Stock	49
Description of Depositary Shares	52
Description of Stock Purchase Contracts and Stock Purchase Units	54
Plan of Distribution	55
ERISA Considerations	57
Legal Matters	58
Experts	58